Exhibit 99.6

NICE Accelerates Momentum to Fortify its Market Leadership in
Cognitive Process Automation and Artificial Intelligence with New
Customer Wins and Innovative Technology

NICE triples its RPA new logos in FY17, grows its partner network to over 40 leading integrators and doubles the size of its Process Automation R&D group

Hoboken, N.J., December 07, 2017 – NICE (Nasdaq:NICE) today announced the rapidly growing momentum behind its Robotic Process Automation (RPA) platform, with the world’s largest enterprises adopting the solution to automate both repetitive and highly complex business processes. The company has on boarded eight new technology partners since the launch of its open RPA platform in September and grown its network of global strategic partnerships to more than 40 leading organizations, spanning consulting, implementation, and training partners.

NICE’s proprietary RPA platform and technology has found strong favour in the market as the leading solution that delivers a seamless integration of both desktop (attended) and robotic (unattended) automations within a single offering. This approach marks NICE’s native capability to automate more complex process scenarios such as exceptions escalations, with precision and speed.
With a primed ability to automate more complex operational processes, NICE’s framework for integration with cognitive software vendors enables organizations to take advantage of integrations with the foremost in cognitive technology for Optical Character Recognition (OCR), chat and voice bots, and machine learning. This unique set of capabilities is changing the game by establishing new industry standards as enterprises are approaching NICE to support their strategic transformation initiatives.

Growing market penetration
Since the beginning of the year, NICE has tripled its cadence of acquiring new RPA customers, with leading public and private sector organizations around the globe adopting the platform for automation of complex operational processes. NICE’s most recent new business win, a leading business process outsourcing provider in the US, is using the combination of NICE’s attended, unattended and OCR functionality to process invoice and shipment orders.

In addition, NICE’s unique set of capabilities and innovative technology integrations is enabling it to increase the breadth and scope of its vertical market penetration. NICE is expanding beyond its traditional set of verticals such as banking, telecom and insurance by entering new vertical markets such as oil & gas, electronics and hi-tech.

Accelerating investment in innovation
NICE is committed to drive innovation in the artificial intelligence and cognitive automation space. In-house cognitive automation innovations are in development and will be augmented by integrating with some of NICE’s strongest solutions such as text and speech analytics, workforce optimization and case management.

In an aggressive product roadmap for 2018, NICE plans to push the threshold of industry standards by delivering the following innovative capabilities to enterprise customers of all sizes:

•
A reading robot that leverages Nexidia text and speech analytics to understand a customer’s intent from unstructured data, helping chatbots and agents to respond in a way that intuitively meets the customer’s needs in real-time.

•	A cognitive technology that uses NICE’s rich analytics engine to automatically identify processes suitable for automation.
•	A unique shape analysis capability that will transform the way RPA software interfaces with enterprise applications.

Awards
NICE has recently earned strong industry recognition for the innovative features of its cognitive automation solutions, including a TMC Labs Award and a Saddletree Kachina award for Innovation in Emerging Technologies in 2017.

Barak Eilam CEO of NICE:
“NICE is stepping up our investment in cognitive technologies to strengthen our position as the market leader in business process automation. Our next generation of RPA solutions will enable our customers to further elevate their efficiency, increase employee engagement and introduce an unsurpassed standard of service by automating increasingly complex processes that previously required human judgement. Customers that have deployed our platform are already seeing a visible return on investment—but we’re just at the beginning of an automation economy that will transform every industry over the years to come.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.